SatCon Technology Corporation

27 Drydock Avenue

Boston, MA  02210-2377

September 7, 2006

BY EDGAR

Securities and Exchange Commission
100 F Street, N.E., Mail Stop 6010
Washington, D.C.  20549

Attn:                    Peggy Fisher
Assistant Director

Re:                             SatCon Technology Corporation
Registration Statement on Form S-3
Filed August 16, 2006
File No. 333-136673

Dear Ms. Fisher:

This letter is submitted on behalf of SatCon Technology Corporation (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-3 (the “Registration Statement”) filed on August 16, 2006, as set forth in your letter dated September 5, 2006 to David B. Eisenhaure (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter and we have bolded the headings of our responses thereto.

Form S-3

Comment No. 1

Please explain how you determined the number of shares you registered issuable upon conversion of the senior secured convertible notes.

Response to Comment No. 1

In the Registration Statement, the Company initially proposed to register 17,406,070 shares of the Company’s common stock issuable upon the conversion or redemption of, or as principal or interest payments on, the $12 million Senior Secured Convertible Notes due July

19, 2011 (the “Notes”).  These shares are referred to as the “Note Shares.”  The number of Note Shares initially registered was determined as follows:

Principal Terms of the Notes

The Notes have an aggregate principal amount of $12 million and are convertible into shares of common stock at a conversion price of $1.65, subject to adjustment for stock splits, stock dividends, combinations, distributions of assets or evidence of indebtedness, mergers, consolidations, sales of all or substantially all assets, tender offers, exchange offers, reclassifications or compulsory share exchanges.

The Notes bear interest at the higher of (i) 7.0% per annum or (ii) the six-month LIBOR plus 3.5%.  Interest payments are made quarterly, beginning on October 31, 2006, and may be paid in cash or, at the Company’s option if certain equity conditions are satisfied, in shares of common stock.  If interest is paid in shares of common stock, the price per share will be at a 10% discount to the volume weighted average price for the 20 trading days preceding the payment date.

75% of the original principal amount of the Notes is to be repaid in 18 equal monthly installments ($500,000 per month) beginning on February 28, 2007.  Such principal payments may be made in cash or, at the Company’s option if certain equity conditions are satisfied, in shares of common stock.  If principal is paid in shares of common stock, the price per share will be the lesser of (i) the conversion price or (ii) a 10% discount to the volume weighted average price for the 20 trading days preceding the payment date.  At any time following the 24 month anniversary of the issuance of the Notes, the holders may elect to require the Company to redeem for cash all or any portion of the outstanding principal on the Notes; provided, however, that on the 60th month anniversary of the issuance of the Notes (July 19, 2011), the Company will be required to redeem any remaining outstanding principal and unpaid interest.

Calculation of Note Shares

Using an assumed interest rate of 9.06% (the current six-month LIBOR plus 3.5%), the Company first calculated the interest over the 5-year term of the Notes, assuming monthly principal payments are made in accordance with the terms of the Notes (beginning on February 28, 2007) and assuming the last 25% of the Notes remain outstanding until maturity.  This calculation resulted in total interest to be earned over the term of the Notes of $2,412,225.  Accordingly, the maximum aggregate principal and interest due under Notes (assuming a consistent 9.06% interest rate) would be $14,412,225.

As noted above, while the Notes are convertible at conversion price of $1.65 per share, principal and interest payments on the Notes are payable, at the Company’s option if certain equity conditions are satisfied, in shares of common stock at a 10% discount to the volume weighted average price for the 20 trading days preceding the applicable payment date.  For purposes of calculating an estimated number of Note Shares to register under the Registration Statement, the Company assumed that all principal and interest payments would be made in shares of common stock at the 10% discounted price to the then average trading price.  Because it is impossible to know at this point in time what the volume weighted average price for the 20 trading days preceding the applicable payment date will be, the Company assumed for the purpose of calculating the number of Note Shares to register that such average price would be $1.15, the closing price of the Company’s common stock on August 11, 2006, and 90% of that price of would be $1.035.  Accordingly, the Company divided $14,412,225 by $1.035, which resulted in 13,924,855 shares underlying the Notes (based on the above-described assumptions).  To allow for future potential decreases in the Company’s stock price and potential increases in the interest rate (both of which would result in the need for more Note Shares to pay principal and interest), the Company multiplied that resulting number of shares by 125%.  Accordingly, the Company sought to register 17,406,070 Note Shares.

Revised Proposal for Note Shares

Upon further review of the Notes, the Company has confirmed that the final 25% of the Notes ($3,000,000) cannot be paid in shares of common stock at a 10% discount to the volume weighted average price for the 20 trading days preceding the payment date.  This amount, however, can be converted into shares of common stock, at the holder’s option, at a conversion price of $1.65 per share, which represents 1,818,182 shares of common stock.  Accordingly, the Company seeks to revise the number of Note Shares that it may register to approximately 15,601,062 Note Shares.  This number is calculated as follows:

1.             The interest amount (in dollars), as calculated above, would still be $2,412,225.

2.             The amount of principal that can be paid in shares of common stock at a 10% discount to the volume weighted average price for the 20 trading days preceding the applicable payment date is $9 million.  This amount represents the 75% of the original principal amount of the Notes that is to be repaid in 18 equal monthly installments ($500,000 per month) beginning on February 28, 2007.

3.             Accordingly, the amount of principal and interest that can be paid in shares of common stock at the 10% discounted value under the Notes is $11,412,225.  Using the $1.035 share price referred to above (which is 90% of $1.15, the closing price on August 11, 2006), approximately 11,026,304 shares could be issued as principal and interest payments under the Notes, based on the above-described assumptions.  Again, to allow for future potential decreases in the Company’s stock price and potential increases in the interest rate (both of which would result in the need for more Note Shares to pay principal and interest), the Company would multiply that resulting number of shares by 125%.  Accordingly, the Company would seek to register 13,782,880 Note Shares that could be used for payments of principal and interest under the Notes.

4.             Finally, the Company would seek to register an additional 1,818,182 shares of common stock that may be issued upon conversion of the final 25% of the Notes ($3,000,000) at a conversion price of $1.65.  Accordingly, the total number of Note Shares that the Company now wishes to register is approximately 15,601,062 shares, which number may be slightly adjusted to allow for rounding for each selling stockholder.

Once this comment is resolved with the Staff, the Company will file Amendment No. 1 to the Registration Statement to reflect the revised number of Note Shares.

Comment No. 2

Delete the shares you are registering for resale that underlie the additional warrants to be issued in the event that the B warrants are exercised.  After the B warrants are actually exercised and the additional warrants are outstanding, you may register shares underlying them.

Response to Comment No. 2

As discussed with the Staff on September 5, 2006, following the resolution of Comment No. 1 above with the Staff, the Company will file Amendment No. 1 to the Registration Statement which, in addition to reflecting the revised number of Note Shares, will not include the shares underlying the Additional Warrants.

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If you should have any questions about this letter, please do not hesitate to call the undersigned at (617) 897-2406.

Sincerely,

/s/ David E. O’Neil

David E. O’Neil
Vice President of Finance and Treasurer